May 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parsons Corporation Registration Statement on Form S-1 (File No. 333-230833)

Ladies and Gentlemen:

As representatives of the underwriters of the proposed public offering of common stock of Parsons Corporation (the “Company”) and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on May 7, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 29, 2019, through the date hereof:

Preliminary Prospectus dated April 29, 2019:

2,020 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows.]

Very truly yours,

GOLDMAN, SACHS & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO. LLC

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Managing Director